UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS IN MECHEL OAO MANAGEMENT

Moscow, Russia – April 15, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces further management structure optimization and changes in Management of Mechel OAO.
Yevgeny Mikhel (35) is appointed Mechel OAO First Deputy Chief Executive
Officer. Previously, Mr. Mikhel was Vice President—Legal Matters Mechel OAO.
Mr. Mikhel has been serving Vice President for Legal Matters and Director of the of Judicial Protection and Legal Regulation Administration from September 2007 until April 2009. From February 2006 until September 2007 he held the positions of Chief Counsel and Director of Judicial Protection Legal Regulation Department
Mechel OAO. From June 2003 until February 2006 he was Director of Judicial
Protection Legal Regulation Department Mechel Steel Group OAO (since July 2005 –
Mechel OAO). Before that he was Deputy CEO for Legal Matters of Mechel Trading
House OOO until June 2003. From May 2000 to July 2002 he was a legal adviser in the Bureau of Civil Law Disputes and Support of International Economic Activity,
as well as Head of the Department of Litigation and Enforcement of Court Orders
of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel
worked in the Chelyabinsk branch of Sberbank as the senior legal adviser. From
September through November 1998, he worked as legal adviser in the
Traktorzavodskoye Municipal Enterprise. He also held the position of legal adviser in Chelyabinsk Metallurgical Plant OAO from May 1994 until March 1998.
Mr. Mikhel graduated from the Urals State Law Academy.

Stanislav Ploschenko (33) is appointed Mechel OAO Senior Vice-President Finance.
Previously, Mr. Ploschenko held the position of Mechel OAO Vice-President
Finance.
Prior to being appointed Mechel’s Vice-President Finance in January 2008, Mr.
Ploschenko was working as Acting Chief Financial Officer from June 2007. He was
Mechel’s Deputy CFO and Deputy Treasurer for Corporate Lending from June 2006 to
June 2007. From 2001 to 2006 he held a number of senior positions at Commerzbank
AG and Commerzbank ZAO where his most recent position was the Head of Metal and
Mining Industries Group, Corporate Clients Department, Commerzbank (Eurasija)
ZAO. Previously, he worked as an auditor for Bank's Audit Service LLC from 1995 to 1996. Mr. Ploschenko holds an MSc in International Securities Investment &
Banking from the ISMA Centre at the University of Reading, a BA in International
Finance & Trade from the University of Portsmouth (UK), and a Specialist Diploma
in International Economics from The Finance Academy under the Government of the
Russian Federation.

Pyotr Syrkin (66) is appointed Vice-president for capital construction of Mechel
OAO. Previously he held the position of Deputy Chief Executive Officer for capital construction of Mechel Management Company OOO.
Mr. Syrkin has been working as Deputy Chief Executive Officer for capital construction and Director of Administration for capital construction Mechel
Management Company OOO. Prior to that he worked for Souzspetsstroy Company first as the President and as the Chairman of Board of Directors later on. From 1989 until 2004 he held various positions including Chief Executive Officer of
Rostovshachtstroy Company, the Department Chairman for mining construction at
Novotcherkassk Polytechnic University. He also was Chief Executive Officer of
Donugol ZAO.
He graduated from Kuzbass Polytechnic Institute and has a degree in mining engineering and construction of underground mines, Doctor of Science.

Oleg Korzhov (38) is appointed Vice-president for business-planning and analyses of Mechel OAO. Previously he had the position of Deputy Chief Executive Officer for economy and finance of Mechel Management Company OOO.
Mr. Korzhov has been working as Deputy Chief Executive Officer for economy and finance Mechel Management Company OOO since July 2008. Prior to that he was working as Director of the Economy and Planning Department at Mechel Management
Company OOO for two years. From 2005 to 2006 Mr. Korzhov held the position of
Director for the Economy and Planning Office Mechel OAO. He was Director for
economy and finance at Nizhnetagilsky Metallurgical Plant (NTMP) of Evrazholding
Company OOO from 2003 until 2005. In the period between 1998 and 2003 he was
Deputy Head of Economy Department at Nizhnetagilsky Metallurgical Plant OAO.
Later he took the position of the Head of Economy Department at NTMP OAO. From
1997 to 1998 he was Executive Officer of Nikoremstroy OAO. Since 1995 until 1997 he was Deputy Chief Executive Officer for economy and finance Nikoremstroy OAO
(NTMP OAO’s subsidiary). In the period from 1993 to 1995 he worked at various positions at Nizhnetagilsky Metallurgical Plant named after V.I. Lenin. His latest position was the Head in the Bureau of Economy and Finance.
He graduated from Urals Polytechnic Institute named after S.M. Kyrov with the degree in economy and management in metallurgy. He had his post-graduate education in the Academy of National Economy under the Government of the Russian
Federation with the degree in general management. PhD in Economy.

Elena Selivanova (46) is appointed Vice-president for human resource and social politics of OAO Mechel. Prior to that she was Director of Human Resources
Department of Mechel OAO.
Elena V. Selivanova has been Director for Human Resources of Mechel OAO since
January 2007. From 2004 to 2006, Ms. Selivanova held the position of Executive
Director for Human Resources of Volgotanker Company. She also was a member of
Board of Directors at the company. From 2002 to 2004, Ms. Selivanova was
Director of the Department for Organizational Development and Personnel
Management of Firma Omega-97 OOO. From 1999 to 2002, Ms. Selivanova was Head of
the Personnel Service at Vympel-Communications OAO. From 1998 to 1999 she was
Personnel Manager at Bakster Export Corp. Representative Office.
Ms. Selivanova graduated from the Moscow State Cultural Institute. She had her post-graduate degree in the Higher Psychology College. Ms. Selivanova is a member of Expert Council of Personnel Specialists Association.

Irina Ipeyeva (45) is appointed Director for Legal Matters Department of Mechel
OAO. Previously she had positions of the Chief Counsel, Deputy Director of the
Legal Department and Director of Corporate Governance and Property Office.
Irina Ipeyeva has been Mechel OAO General Counsel, Deputy Director of the Legal
Department and Director of the Department of Corporate Governance and Property
since September 2007. From 2003 to 2007, Ms. Ipeyeva held the position of
General Counsel and Director of the Corporate Governance and Property Office of
Mechel Steel Group OAO (since July 2005 – Mechel OAO). From February to July
2006, she was Director of the Corporate Governance and Property Office of Mechel
Management Company OOO. From March to June 2003, Ms. Ipeyeva held the position of Deputy General Director for Property Matters of Uglemet Trading OOO, and from
January 2001 to March 2003 she acted as Head of the Department for Regulation of
Corporate Relations and Property of Southern Kuzbass Coal Company OAO. From 1988
to 2001, Ms. Ipeyeva worked at various positions at the
Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya
Concentration Plant. Her last position there was Head of the legal department.
Ms. Ipeyeva graduated in 1988 from the Kuibyshev State University with a degree in law.

Mechel OAO’s Chief Executive Officer Igor Zyuzin commented on the new appointments: “We continue the process of reorganization and optimization of management structure of the Company, its subsidiaries and sub-holdings.
Establishment of a stronger professional management team will allow us to retain and strengthen our market positions during the period of world economic crisis as well as to secure efficient interaction of the company’s divisions and make timely and innovative strategic decisions”.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 15, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO